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                             July 8, 2022

       Jeffrey Cocks
       Chief Executive Officer
       Nevada Canyon Gold Corp.
       316 California Avenue, Suite 543
       Reno, NV 89509

                                                        Re: Nevada Canyon Gold
Corp.
                                                            Offering Statement
on Form 1-A
                                                            Filed June 17, 2022
                                                            File No. 024-11911

       Dear Mr. Cocks:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A Offering Statement filed June 17, 2022

       Asset Overview, page 35

   1. We note your asset overview in this section. Summary disclosure should be provided for all properties, which
includes both your material and non-material properties, pursuant to
                                                        Item 1303(a) of
Regulation S-K. Please revise this section of your filing to include the required information
under Item 1303(b) of Regulation S-K for all of your properties, including the Lazy
Claims property.
       The Palmetto Royalty, page 35

   2. Please include the commodity price used, metallurgical recovery, and the cutoff grade with your resource and
reserve disclosures. See Items 1303(b)(3) and 1304(d) of
                                                        Regulation S-K.
 Jeffrey Cocks
FirstName   LastNameJeffrey
Nevada Canyon    Gold Corp. Cocks
Comapany
July 8, 2022NameNevada Canyon Gold Corp.
July 8,2 2022 Page 2
Page
FirstName LastName
Olinghouse Royalty, page 36

3. We note your disclosure of historic resources for the Olinghouse property. As this resource estimate does not appear to be current, please update or remove this disclosure.
         See Item 1304(h) of Regulation S-K.
Our Business Model, page 39

4. Please revise to provide individual property disclosures to comply with Item 1304(b) of
         Regulation S-K.
Recent Developments, page 41

5. We note your description of the location of the Agai-Pah Property here and the disclosure on page F-11 identifying the location as northeast of Hawthorne, Nevada.
         Please revise your disclosure as different locations appear to be provided with your property descriptions.
Exhibits

6. Please file a revised legal opinion from legal counsel to opine that the warrants and units will be valid and binding obligations of the company. For guidance, refer to Section
         II.B.1.f and Section II.B.1.h of Staff Legal Bulletin No. 19.
General

7. We note your disclosure that you have engaged Digital Offering LLC, a FINRA/SIPC
         Member, to perform administrative and technology related functions in connection with this Offering, but not for underwriting or placement agent services. You further state at page 50 that "Digital Offering is not distributing any offering circulars or making any oral representations concerning this Offering Circular or this Offering." However, paragraph
         4(c) of your engagement agreement with Digital Offering LLC provides that you
         "authorize Digital Offering to transmit to the prospective Investors the Offering Circular and Authorized Sales Materials." Please reconcile your disclosure with the terms of the engagement letter with Digital Offering LLC. We may have additional comments after review of your response.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which
 Jeffrey Cocks
Nevada Canyon Gold Corp.
July 8, 2022
Page 3

will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 or Ethan
Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on mining and engineering related matters. Please contact Cheryl Brown, Staff
Attorney, at (202) 551-3905 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-
3642 with any other questions.



                                                             Sincerely,
FirstName LastNameJeffrey Cocks
                                                             Division of
Corporation Finance
Comapany NameNevada Canyon Gold Corp.
                                                             Office of Energy &
Transportation
July 8, 2022 Page 3
cc:       Deron Colby, Esq.
FirstName LastName